United States securities and exchange commission logo





                            May 29, 2020

       Jack Hightower
       Chairman and Chief Executive Officer
       HighPeak Energy, Inc.
       421 W. 3rd Street, Suite 1000
       Fort Worth, TX 76102

                                                        Re: HighPeak Energy,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed May 13, 2020
                                                            File No. 333-235313

       Dear Mr. Hightower:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 24, 2020 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Summary Term Sheet , page xi

   1. We note your disclosure that management anticipates recommending that the board of
                                                        HighPeak Energy declare
a one-time cash dividend to holders of Pure's Class A Common
                                                        Stock that do not
redeem their shares prior to the business combination in an amount per share equal to the
amount by which the per-share redemption value of Pure's Class A
                                                        Common Stock at the
closing of the business combination exceeds $10.00 per share as promptly as practicable
following the closing of the business combination. Please revise to discuss how this
dividend, if paid, would impact your liquidity and drilling and development plans.
 Jack Hightower
FirstNameEnergy, Inc.
HighPeak LastNameJack Hightower
Comapany NameHighPeak Energy, Inc.
May 29, 2020
Page 2
May 29, 2020 Page 2
FirstName LastName
2. Please tell us the exemption from registration that you intend to rely on for the issuance of shares in the Large Investor Offer and the facts relied upon to make the exemption available.
Risk Factors
Risks Related to HighPeak Energy and the Business Combination
The HighPeak Group, including the Principal Stockholder Group, will have significant influence over HighPeak Energy, page 48

3. We note your disclose hereunder and in the risk factor titled "A significant portion of
         HighPeak Energy's total outstanding shares will be restricted..." on page 58 that the
         HighPeak Group will own voting stock representing approximately 69% of HighPeak
         Energy's outstanding voting power. Please expand your disclosure to discuss HighPeak
         Group's voting interests under the Illustrative Redemption and Maximum Redemption
         Scenarios and the impact thereof.
The A&R Charter will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum, page 59

4. We note your response to prior comment 3 and reissue the comment in part. Please expand your disclosure to discuss your exclusive forum provision in its entirety, including
         Section B of Article Eighth of your A&R Charter.
Proposal No. 1 - The Business Combination Proposal
Related Arrangements
A&R Charter, page 99

5. We note your disclosure here and elsewhere states that HighPeak Energy will amend and restate its certificate of incorporation to increase the authorized shares of common stock to
         600,000,000, but note that the A&R Charter filed as Annex B reflects that the company shall have authority to issue 900,000,000 shares of common stock. Please revise or advise.
Background of the Business Combination
New Business Combination Transaction, page 114

6. We note your disclosure that the Deal Team provided the Pure Special Committee with an updated investor presentation on May 3, 2020 in response to inquiries from the Pure
         Special Committee. Please expand your disclosure to describe the discounted cash flow analyses and comparable company analyses include therein.
7. Please revise to explain how the Deal Team determined the proposed total enterprise value of $845 million for the new business combination and the new proposed value of $750 million for the HighPeak Funds' contributed properties. In addition, please quantify the change in value of these properties from the Original HPK Business Combination.
 Jack Hightower
FirstNameEnergy, Inc.
HighPeak LastNameJack Hightower
Comapany NameHighPeak Energy, Inc.
May 29, 2020
Page 3
May 29, 2020 Page 3
FirstName LastName
8. Please revise to explain how the Pure Special Committee determined that this new business combination transaction was fair to Pure's stockholders from a financial point of view.
9. Provide us with the three reserve reports prepared by CG&A and the "roll forward"
         reserve report prepared by the Deal Team identified on page 115 of Amendment No. 2.
10. Tell us the extent to which the underlying reserve volumes and forecasts from the CG&A reserve reports were utilized in preparing the "roll forward" reserve report prepared by the
         Deal Team.
11. Tell us the extent to which the reserve reports prepared by CG&A were utilized to prepare the two downside sensitivity cases identified on page 117 of Amendment No. 2.
12. Tell us how the downside sensitivity cases identified on page 117 compare to the reserves sensitivity Cases A, B and C presented on page 168 of Amendment No. 2.
13. Tell us the extent to which the three reserve reports prepared by CG&A and the "roll forward" reserve report prepared by the Deal Team were utilized in preparing Cases 1, 2 and 3 presented on pages 119 through 122.
14. Tell us how the forecast volumes and related costs from the three CG&A reserve reports as of December 31, 2019 and the "roll forward" reserve report as of March 31, 2020 were adjusted to obtain the production volumes and related revenue and the EBITDAX figures shown for the twelve month periods ending July 31, 2021 and 2022, respectively, and the fiscal years ending 2020, 2021, and 2022, respectively, shown in Cases 1, 2 and 3.
15. Expand your disclosure to present the total production volumes (MMBoe) used to determine the line item figures for the "EBITDAX," if different from the production volumes presented in Cases 1, 2, and 3 used to determine the line item figures for the
         "Total Revenue."
16. Expand your disclosure to discuss the usefulness of the figures shown in the line item
         "Total Revenue" based on the allocations of proved developed, undeveloped and unproved volumes derived from the CG&A reserve report as of December 31, 2019 compared to the figures shown in the line item for the "EBITDAX" based on using different allocations of proved developed, undeveloped and unproved volumes derived from the internal reserve report as of March 31, 2020.
17. Tell us how the outcomes of Cases 1, 2, and 3 presented on pages 119 through 122 and the resource estimates presented on page 124 were utilized in arriving at a value for the New
         Business Combination Transaction.
Unaudited Prospective Financial, Operating and Reserve Information Provided to the Pure
Board, page 119

18. Please define unlevered free cash flows and cumulative unlevered free cash flow, and disclose any assumptions underlying their calculation as used in the case models. Please
 Jack Hightower
FirstNameEnergy, Inc.
HighPeak LastNameJack Hightower
Comapany NameHighPeak Energy, Inc.
May 29, 2020
May 29, 2020 Page 4
Page 4
FirstName LastName
         provide textual disclosure to describe the graphic sensitivities for the financial projections provided to and discussed with Pure Special Committee, and the resulting trailing twelve months EBITDA, capital expenditures and net debt based on those sensitivities.
Information about the Target Assets
Estimated Proved Reserves, page 166

19. Tell us what consideration will be given to providing estimates of proved developed and undeveloped reserves aligned with the update of your financial statements in your next amendment to Form S-4.
Consolidated Financial Statements, page F-1

20. Please update the historical and pro forma financial statements prior to the effective date of your registration statement to comply with Rule 3-12 and Article 11 of Regulation S-X.
Annex A, page A-1

21. Please revise your filing to include the Business Combination Agreement dated May 4,
         2020 and referenced in your disclosure as Annex A.
Exhibits

22. Please have counsel revise its opinion to include a separate conclusion regarding the legality of the common shares and the warrants. The revised opinion should separately opine that the common shares will be validly issued, fully paid and non-
         assessable and separately that the warrants will constitute the binding obligations of the
         Company.
23. We note the Warrant Agreement filed as Exhibit 4.4 provides that the company agrees that any action, proceeding or claim arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States
         District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, "which jurisdiction shall be exclusive." We also note that the company waives any objection to such "exclusive" jurisdiction. If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of
         New York or the United States District Court for the Southern District of New York,
         please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the
         Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to actions arising under the Securities Act or
         Exchange Act.
 Jack Hightower
HighPeak Energy, Inc.
May 29, 2020
Page 5

       You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or John Cannarella,
Staff Accountant, at 202-551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-
551-6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.



                                                           Sincerely,
FirstName LastNameJack Hightower
                                                           Division of
Corporation Finance
Comapany NameHighPeak Energy, Inc.
                                                           Office of Energy &
Transportation
May 29, 2020 Page 5
cc:       Taylor Landry, Esq.
FirstName LastName